SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date October 12, 2007_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

News Release dated October 12, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: October 12, 2007

BIOTECH HOLDINGS DELISTS FROM TSXV, CONTINUES OTCBB TRADING

Vancouver, BC, October 11, 2007 - Biotech Holdings (the "Company", OTCBB: BIOHF) reports that in connection with a review by the TSX Venture Exchange (the "Exchange") concerning compliance with the Exchange policy and requirements, which resulted in the Company^s halt status on September 4, 2007, the Board of Directors of the Company has decided that it is in the best interest of the Company to apply to the Exchange to delist its shares on a voluntary basis from the Exchange. As such, the Company has applied to the Exchange to delist its shares on a voluntary basis from the Exchange in Canada while continuing trading of the Company^s shares on the Over the Counter Bulletin Board in the United States. The Company continues to report to and be accountable to the British Columbia Securities Commission, the Alberta Securities Commission and the U.S. Securities Exchange Commission.

This release has been approved by the Board of Directors of Biotech Holdings.

Robert B. Rieveley, Pres.

On behalf of the Board of Directors

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management`s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.